U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 7)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [    ]

Securities Act Rule 802 (Exchange Offer) [ X ]

Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) [    ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [    ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [    ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [    ]

Canmarc Real Estate Investment Trust

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English)

Québec, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Cominar Real Estate Investment Trust

(Name of Person(s) Furnishing Form)

Real Estate Investment Trust Units

(Title of Class of Subject Securities)

CA1376412054

US137641106 (Rule 144A)

(CUSIP Number of Class of Securities (if applicable)

Michel Dallaire

Cominar Real Estate Investment Trust

455 rue du Marais

Québec City, Québec, Canada

G1M 3A2

(418) 681-8151

with a copy to:

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

900 Third Avenue, 24th Floor

New York, New York 10022

(212) 308-8866

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Received Notices and Communications on Behalf of Subject Company

December 2, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)

Document Number	Description

1.	Offer to Purchase and Circular, dated December 2, 2011*

2.	Letter of Transmittal**

3.	Notice of Guaranteed Delivery**

4.	Notice of Variation and Extension dated January 16, 2012***

5.	Notice of Extension dated January 27, 2012****

6.	Notice of Compulsory Acquisition by Cominar Acquisition Group, dated February 10, 2012*****

7.	Transmittal and Election Form*****

(b)

Document Number	Description

1.	Letter of Transmittal (as amended)***

2.	Notice of Guaranteed Delivery (as amended)***

*	Previously furnished on the filing person’s Form CB submitted to the Securities and Exchange Commission (the “SEC”) on December 5, 2011.
**	Previously furnished on Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished on Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.
****	Previously furnished on Amendment No. 4 to the filing person’s Form CB submitted to the SEC on January 30, 2012.
*****	Previously furnished on Amendment No. 6 to the filing person’s Form CB submitted to the SEC on February 10, 2012.

Item 2.	Informational Legends

Legends compliant with Rule 802(b) under the Securities Act of 1933, as amended, have been included in the offering document described in Part I Item 1(a)(1), above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit and Number

1.1	Press Release, dated November 28, 2011*

1.2	Advertisement, dated December 2, 2011*

1.3	Press Release, dated December 2, 2011*

1.4	Press Release dated January 12, 2012***

1.5	Press Release dated January 16, 2012****

1.6	Press Release dated January 27, 2012*****

1.7	Press Release dated February 7, 2012******

1.8	Press Release dated March 1, 2012

2.1	Annual Information Form of Cominar Real Estate Investment Trust (“Cominar”) dated March 30, 2011 for the year ended December 31, 2010*

2.2

Comparative audited consolidated financial statements of Cominar for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.3

Unaudited condensed interim consolidated financial statements of Cominar for the three and nine months ended September 30, 2011 and 2010, together with the notes thereto and the related management’s discussion and analysis of the consolidated financial condition and results of operations of Cominar*

2.4	Management Information Circular of Cominar dated March 30, 2011, prepared in connection with Cominar’s annual and special meeting of Unitholders held on May 17, 2011*

2.5	Material Change Report of Cominar, dated December 2, 2011 with respect to the acquisition of Canmarc Units, the announcement of the intention to make the Offer and the making of the Offer*

2.6	Material Change Report of Cominar dated December 6, 2011 with respect to a prospectus offering of 5,734,000 Cominar Units**

*	Previously furnished as an exhibit to the filing person’s Form CB submitted to the SEC on December 5, 2011.
**	Previously furnished as an exhibit to Amendment No. 1 to the filing person’s Form CB submitted to the SEC on December 15, 2011.
***	Previously furnished as an exhibit to Amendment No. 2 to the filing person’s Form CB submitted to the SEC on January 13, 2012.
****	Previously furnished as an exhibit to Amendment No. 3 to the filing person’s Form CB submitted to the SEC on January 17, 2012.
*****	Previously furnished as an exhibit to Amendment No. 4 to the filing person’s Form CB submitted to the SEC on January 30, 2012.
******	Previously furnished as an exhibit to Amendment No. 5 to the filing person’s Form CB submitted to the SEC on February 8, 2012.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Cominar concurrently with the furnishing of Form CB on December 5, 2011.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMINAR REAL ESTATE INVESTMENT TRUST

By: /s/ Michel Paquet
Name:	Michel Paquet
Title:	Senior Executive Vice-President and Secretary

Date: March 2, 2012